UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 30)1

PolyMet Mining Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

731916102
(CUSIP Number)

Stephen Rowland
Glencore International AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland
+41 41 709 2000

With copies to:

Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS
Glencore AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
160,617,964

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
160,617,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,617,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 731916102

Explanatory Note:

This Amendment No. 30 (this “Amendment No. 30”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020, Amendment No. 25 thereto filed on February 16, 2022, Amendment No. 26 thereto filed on July 21, 2022, Amendment No. 27 thereto filed on February 28, 2023, Amendment No. 28 thereto filed on April 12, 2023 and Amendment No. 29 thereto filed on July 3, 2023 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to incorporate by reference Item 4 of this Amendment No. 30.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 16, 2023, Glencore entered into a definitive arrangement agreement (the “Arrangement Agreement”) in respect of a plan of arrangement under the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement Agreement provides for the terms and conditions pursuant to which Glencore has agreed to acquire all of the outstanding share capital in the Company that is not owned directly or indirectly by Glencore, and provides that the Company’s minority shareholders (i.e. holders of the approximately 17.8%) would receive US$2.11 in cash per Common Share (the “Transaction”).

The terms of the Arrangement Agreement further provide that the Transaction will be implemented by way of a statutory plan of arrangement under the BCBCA (the “Plan of Arrangement”). The Plan of Arrangement and the implementation of the arrangement (the “Arrangement”) is subject to the review and approval of the Supreme Court of British Columbia. In addition, the Arrangement is subject to certain other conditions, including, among other customary closing conditions, (i) approval of sixty-six and two-thirds percent (66-2/3%) of votes cast by shareholders of the Company (including Glencore) (the “Company Shareholders”) at a special meeting of Company Shareholders to be called to consider the Arrangement (the “Special Meeting”) and (ii) approval cast by a majority of the votes of the disinterested Company Shareholders at the Special Meeting (such approvals, the “Requisite Shareholder Approvals”).

The Arrangement Agreement and the Arrangement have been approved by the Board of Directors of the Company (the “Company Board”) and a special committee of the Company comprised solely of independent directors.

The Arrangement Agreement contains customary representations and warranties of the Company, on the one hand, and Glencore, on the other hand. The Company has also agreed to customary covenants regarding the operation of the Company and its subsidiaries prior to the completion of the Arrangement, including covenants not to, during the pendency of the Plan of Arrangement, solicit alternative transactions. The Company has also agreed to notify Glencore if the Company or its subsidiaries receive any inquiry, proposal or offer concerning an alternative transaction (any such inquiry, proposal or offer, an “Acquisition Proposal”).

CUSIP No. 731916102

The Arrangement Agreement contains certain customary mutual termination rights for both the Company and Glencore, including a right to terminate (i) by mutual agreement, (ii) if the Arrangement is not completed by December 31, 2023, subject to certain exceptions pursuant to the terms of the Arrangement Agreement (the “Outside Date”, and such termination right, an “Outside Date Termination Right”), (iii) if any law is enacted that prohibits or makes the consummation of the Arrangement illegal or (iv) if the Requisite Shareholder Approvals are not obtained at the Special Meeting (a “Shareholder No Vote Termination Right”).

The Arrangement Agreement contains customary termination rights for Glencore, including a right to terminate (i) for a breach of any representation and warranty or failure to perform any covenant on the part of the Company, subject to certain qualifications, (ii) if prior to obtaining the Requisite Shareholder Approvals, the Company Board or a committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner that is adverse to Glencore, its recommendation that the Company Shareholders vote in favor of the Arrangement at the Special Meeting (a “Change in Recommendation”), or states its intention to do any of the foregoing, (iii) if the Company breaches its non-solicitation covenant in any material respect or (iv) if a Material Adverse Effect has occurred.

The Arrangement Agreement contains customary termination rights for the Company, including a right to terminate for a breach of any representation and warranty or failure to perform any covenant on the part of Glencore that would result in the corresponding closing conditions not being satisfied, subject to certain other qualifications.

The Company will pay to Glencore an amount equal to US$12,000,000 (such amount, the “Termination Amount”) under certain circumstances, including if the Arrangement Agreement is terminated (i) in the event that a public Acquisition Proposal is made to the Company or the Company Shareholders prior to the Special Meeting, and (A) (1) either the Company or Glencore has exercised its Outside Date Termination Right or Shareholder No Vote Termination Right, or (2) Glencore has exercised its termination right due to a breach of any representation and warranty or failure to perform any covenant on the part the Company that would result in the corresponding closing condition not being satisfied, subject to certain other qualifications, and (B) the Company has (1) completed any transaction in respect of any Acquisition Proposal within 12 months of the termination of the Arrangement Agreement, or (2) the Company has entered into any definitive agreement in respect of any Acquisition Proposal or the Company Board has recommended any Acquisition Proposal, in each case, within 12 months after the Arrangement Agreement is terminated, and such alternative transaction is subsequently completed; (ii) by Glencore if there is a Change in Recommendation by the Company Board; (iii) by Glencore, if the Company breaches its non-solicitation covenant in any material respect; (iv) by the Company, if the Company Board authorizes the Company to enter into a definitive agreement for the implementation of a Superior Proposal; or (v) by the Company or Glencore by exercise of a Shareholder No Vote Termination Right and, at the time of such termination, Glencore was entitled to terminate the Agreement as provided in clause (ii) or clause (iii) above.

On July 17, 2023, the Company also issued a press release (the “Press Release”), which disclosed entry into the Arrangement Agreement. Copies of the Press Release and the Arrangement Agreement are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Statement, and incorporated herein by reference.

Concurrently with entry into the Arrangement Agreement, Glencore and all directors and officers of the Company that own Common Shares (each, a “Supporting Company Shareholder”) have entered into voting and support agreements (each, a “Support Agreement”), pursuant to which each such Supporting Company Shareholder has agreed, among other things, to vote their Common Shares in favor of the adoption of the Arrangement Agreement and the Arrangement. The form of the Support Agreements is filed as Exhibit 99.3 to this Statement.

It is expected that, upon completion of the Arrangement, the Company’s securities will be delisted from NYSE and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Company will submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

Other than as described in the Statement, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Arrangement is not consummated, Glencore and its affiliates will continue to regularly review and assess their investment in the Company and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Arrangement, the Press Release, the Arrangement Agreement and the Support Agreements do not purport to be complete and they are qualified in their entirety by reference to Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

CUSIP No. 731916102

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 159,806,774 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Exchange Act of 1934, as amended (the “Exchange Act”), of an additional 811,190 Common Shares issuable upon exercise of the 2019 Purchase Warrant, as adjusted pursuant to customary anti-dilution provisions set forth in the 2019 Purchase Warrant that were triggered by the 2023 Rights Offering. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 160,617,964 Common Shares, representing 82.25% of the Issuer’s issued and outstanding Common Shares. This beneficial ownership percentage assumes that there are 194,435,499 Common Shares outstanding, as reported by the Issuer following the completion of the 2023 Rights Offering. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 160,617,964 Common Shares set forth above.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, holds 23,264 Common Shares, deferred share units in respect of 14,894 Common Shares and options to purchase 50,000 Common Shares.

CUSIP No. 731916102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to incorporate by reference Item 4 of this Amendment No. 30.

CUSIP No. 731916102

Item 7.	Material To Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 99.1
Press Release, dated July 17, 2023 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by PolyMet Mining Corp. with the Securities and Exchange Commission on July 17, 2023).

Exhibit 99.2
Arrangement Agreement between PolyMet Mining Corp. and Glencore AG, dated July 16, 2023 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed by PolyMet Mining Corp. with the Securities and Exchange Commission on July 17, 2023).

Exhibit 99.3
Form of Support Agreement entered into severally by Glencore, on the one hand, and each of Jonathan Cherry, Patrick Keenan, Ryan Vogt, David Dreisinger, David Fermo, Alan Hodnik and Stephen Rowland, on the other hand, dated July 16, 2023 (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K filed by PolyMet Mining Corp. with the Securities and Exchange Commission on July 17, 2023).

CUSIP No. 731916102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2023	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

	By:	/s/ Peter Friedli
		Name:	Peter Friedli
		Title:	Officer

	By:	/s/ John Burton
		Name:	John Burton
		Title:	Director

Glencore plc

	By:	/s/ John Burton
		Name:	John Burton
		Title:	Company Secretary